Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

The following is a transcript of a video of a discussion of post-merger integration issues by the Exelon and Constellation integration team leaders that was made available to employees of Exelon on October 10, 2011.

EXELON

CONSTELLATION ENERGY

MERGER INTEGRATION

SHARED SERVICES

Susan Weiss, VP,

Commercial Ops Grp, Exelon

Wynne Hayes, VP,

Enterprise Svcs, Constellation Energy

Transcribed by:

Robin C. Comotto, Notary Public

(Video recording begins.)

[QUESTION POSED: What does Shared Services encompass?]

MS. WEISS: Shared Services is really a combination of different people. We have a lot of people who are based in the corporate center, business services company. We also have folks that are sitting in the utilities, and some in different areas across all of our businesses. Some of our areas are what I consider the more traditional back office functions — things like accounts payable, payroll, HR support. We also have more strategic functions.

Wynne, do you want talk about those, a little bit?

MS. HAYES: Sure. In addition to the transactional functions that Susan mentioned, we also have strategic functions, like government affairs, corporate strategy, corporate development, communications, and corporate relations.

[QUESTION POSED: What are some of the challenges facing the integration of Shared Services?]

MS. WEISS: Probably for me, the biggest challenge is just the diversity and scope of the services that we capture. We have some very transactional groups and some more strategic groups, and different processes and approaches work best for different teams, depending on what their objectives are.

Another big challenge we have is just preparing for day 1, and making sure that we have the right processes in place, that we’re paying employees, that we’re paying our vendors, and just being able to answer folks’ questions.

MS. HAYES: So Susan talked about the challenges. I think it’s, you know, we think it’s equally important that everyone understands that the team is working really well together. Because of the myriad of functions that we have, we thought it was really important to make sure that everyone is well-represented. So we have a large team of subject-matter experts that are from corporate, as well as from embedded organizations, such as the utilities.

[QUESTION POSED: What is the completion timeline for Shared Services integration?]

MS. WEISS: So our timeline is — we really think of it as two different timelines. One, driving towards that first day that everything’s ready and set, that employees know where they’re supposed to be, that they’re confident that they’re going to be paid, that they know who to call if they have a question.

But, then, ultimately, our end state is a more broader goal — that we really want to make sure that our employees all are working off of the same platforms and really use the same day to day processes, so we really feel like we’re operating as one.

[QUESTION POSED: What are the differences and similarities between the two Shared Services groups?]

MS. WEISS: I think, from a people perspective, one thing we’ve really learned is each individual company has a really wide range of people, a lot of different viewpoints, even within small sub teams. And one of the things that’s probably been the most fun throughout the process is bouncing ideas off of each other, finding out how one company handled a similar issue. So it’s been a lot of brainstorming and where we have ended up at the end of the day is we face a lot of similar issues, have lots of different debates, and then, very often, come out with a very similar approach when all is said and done.

Wynne, do you want to talk a little bit about the organizational structure?

MS. HAYES: Sure. This gets into the differences a little bit more. And so while we really do believe the similarities outweigh the differences, but while we do a lot of the same things and have a lot of the same goals in mind, how we’re organized is vastly different. And that’s something we have to work through during Design Phase.

But from a process perspective, in general, what we’ve learned is that Exelon tends to be more process streamlined or operationally streamlined, whereas, in Constellation, we tend to be more customer intimate. And, as we adopt the Exelon model for many of the Shared Services function, the key is going to be change management, change management, and change management.

[QUESTION POSED: What does day 1 look like for Shared Services? How do you define its success?]

MS. HAYES: As I mentioned before, the most important thing is change management. That’s going to be key to our success. But the other, as we look towards day 1, the true day 1, is we have to be able to pay our employees, pay our vendors, and also be able to answer employee and external stakeholders’ questions. Since our scope includes — our scope touches just about everybody in the company, so having the right stakeholders involved during Design Phase is also going to be critical to our success.

Finally, as we look towards design, I think the unselfish commitment to make sure we do what’s right for the new company is also going to be critical to our success.

MS. WEISS: I think when we look at success, I don’t think either of us could put a box around what the end state is going to look like, but, to me, success is that we’ve really gone through a healthy process of debate, all the key stakeholders are really involved, and, at the end of the day, as Wynne said, we’ve come up with a design that’s in the best interest of the entire new company.

(Video recording ends.)

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial

Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

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